                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          -----------------------------

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           ---------------------------

                            CAMBRIDGE HOLDINGS, LTD.
                                (NAME OF ISSUER)

                            CAMBRIDGE HOLDINGS, LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.025 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    132198201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ---------------------------
                                 GREGORY PUSEY,
                                    PRESIDENT
                            CAMBRIDGE HOLDINGS, LTD.
                             1722 BUFFEHR CREEK ROAD
                              VAIL, COLORADO 81657
                                 (970) 479-2800

                                    COPY TO:
                                ROBERT M. BEARMAN
              BEARMAN TALESNICK & CLOWDUS PROFESSIONAL CORPORATION
                       1200 SEVENTEENTH STREET, SUITE 2600
                           DENVER, COLORADO 80202-5826
                                 (303) 572-6500

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     THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

         a. [ ] The filing of solicitation materials or an information statement subject to Registration 14A [17 CFR 240.14a-1 to 240.14b. Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or
                  Rule 13e-3(c) [Section 240.13e-3(c) under the Securities Exchange Act of 1933.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.       [X] A tender offer.

         d.       [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

------------------------------------------------------------------------
------------------------------------------------------------------------
                                                AMOUNT OF
       TRANSACTION VALUATION*                  FILING FEE**
------------------------------------------------------------------------
------------------------------------------------------------------------
             $540,000                              $108.00+
------------------------------------------------------------------------
------------------------------------------------------------------------

* Assumes purchase of 1,200,000 Shares of Common Stock at $0.45 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

+        Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $108             Filing Party:  Cambridge Holdings, Ltd.

Form or Registration No.: Schedule 13E-4 Date Filed:  November 24, 1998

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                             PURPOSE OF AMENDMENT


    This Amendment No. 2 to Schedule 13E-3 relates to an offer by Cambridge Holdings, Ltd. (the "Company") to purchase (the "Offer") up to 1,200,000 shares of its $.025 par value Common Stock (the "Shares") at $0.45 per Share, pursuant to an Offer to Purchase, and Supplement thereto, previously filed as Exhibits to this Tender Offer Statement on Schedule 13E-3 and incorporated herein by this reference.


    The Offer has been terminated. The date of such termination was January 12, 1999. Based on a final count by the Tender Agent, the Company purchased 361,370 Shares at $0.45 per Share for a total of $162,616.50 in accordance with the terms of the Offer.

                                            CAMBRIDGE HOLDINGS, LTD.
                                            (a Colorado corporation)


Date:  January 25, 1999                     By: /s/ Gregory Pusey
                                               ----------------------------
                                                  Gregory Pusey, President